Issuer Free Writing Prospectus dated June 20, 2012

Filed Pursuant to Rule 433

Registration No. 333-178301

(Relating to Preliminary Prospectus Supplement dated June 19, 2012)

GenMark Diagnostics, Inc.

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the prospectus dated December 16, 2011, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from J.P. Morgan Securities LLC via Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling toll-free (866) 803-9204. References herein to “we,” “us,” “our” and “GenMark” refer to GenMark Diagnostics, Inc.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	GenMark Diagnostics, Inc. (NASDAQ: GNMK)

Common stock offered by GenMark	10,000,000 shares of common stock. In addition, we have granted the underwriters a 30-day option to purchase up to 1,500,000 additional shares of common stock to cover over-allotments, if any. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriters do not exercise this over-allotment option.

Common stock to be outstanding after the offering	31,137,053 shares, based on 21,137,053 shares outstanding as of March 31, 2012, which does not include, as of that date:

• 1,701,894 shares of common stock issuable upon the exercise of stock options, having a weighted average exercise price of $5.29 per share; and

• 88,317 shares of common stock issuable upon the exercise of outstanding warrants with a weighted-average exercise price of $9.98 per share.

Indication of interest	Certain of our directors and executive officers and their affiliates have indicated an interest in purchasing up to an aggregate of 210,000 shares of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, such directors, executive officers and their affiliates may elect not to purchase any shares in this offering.

Public offering price	$4.20 per share.

Net proceeds to GenMark	$39.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	June 20, 2012.

Closing date	June 26, 2012.

Dilution	Our net tangible book value as of March 31, 2012 was approximately $24.1 million, or $1.14 per share. If you purchase common stock in the offering, you will incur an immediate and substantial dilution in net tangible book value of $2.08 per share, after giving effect to the sale by us of 10,000,000 shares of common stock in the offering at the public offering price of $4.20 per share.

Sole book-running manager	J.P. Morgan Securities LLC

Co-managers	William Blair & Company, LLC and Canaccord Genuity Inc.